Securities and Exchange Commission
Washington, DC 20549

Schedule 13 G

Under the Securities Exchange Act of 1934

FIRSTWAVE TECHNOLOGIES, INC.
Name of Issuer

COMMON STOCK
Title of Class of Securities

33762N 20 7
CUSIP Number

Item 1(a).     Name of Issuer:
Firstwave Technologies, Inc.

Item 1(b).     Address of Issuers Principal Executive Offices:
2859 Paces Ferry Road, Suite 1000
Atlanta, Georgia 30339

Item 2(a).     Name of Person Filing:
Richard T. Brock

Item 2(b).     Residence address:
2522 Habersham Road
Atlanta, Georgia 30305

Item 2(c).     Citizenship :
USA

Item 2(d).     Title of Class of Securities:
Common Stock

Item 2(e).     CUSIP Number:
33762N 20 7

Item 3:         N/A

Item 4:        Ownership:
(a)	Amount beneficially owned:		961,629 (1)
(b)	Percent of Class:		27.8%
(c)	Number of Shares as which such person has:
	(i)	sole power to vote or to direct vote	961,629 (1)
	(ii)	shared power to vote or to direct vote	none
	(iii)	sole power to dispose or direct disposition of :	961,629 (1)
	(iv)	shared power to dispose or direct disposition of:	none

(1)   Includes 122,814 shares if options exercised on or before March 1, 2005 and 640,207 shares if Preferred Stock converted on or before March 1, 2005.

Item 5:	Ownership of Five Percent or Less of a Class	n/a

Item 6:	Ownership of More than Five Percent on Behalf of
	Another Person:	n/a

Item 7:	Identification and Classification of the Subsidiary which	n/a
Acquired the Security Being Reported on by the Parent
Holding Company.

Item 8:	Identification and Classification of Members of the Group	n/a

Item 9:	Notice of Dissolution of Group	n/a

Item 10:	Certification:	n/a

Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of December 31, 2004 is true, complete, and correct.

DATE: February 8, 2005

SIGNATURE: /s/ Richard T. Brock

NAME: Richard T. Brock